Nuveen Fund Advisors, Inc.

333 West Wacker Drive

Chicago, IL 60606

Phone: 312-917-7700

www.nuveen.com

December 3, 2012

OVERNIGHT DELIVERY AND EDGAR

Kieran Brown

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Nuveen Intermediate Duration Municipal Term Fund

Registration Statement on Form N-2

File Nos. 333-184034 and 811-22752

Dear Mr. Brown:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Nuveen Intermediate Duration Municipal Term Fund (the “Fund”) hereby requests acceleration of the effective date of the above-captioned Registration Statement so that it will become effective by 10:00 a.m., Eastern Time, on December 5, 2012 or as soon thereafter as practicable.

The Fund also hereby requests that effectiveness of its Registration Statement on Form 8-A under the Securities Exchange Act of 1934, as amended, be accelerated to be concurrent with the effectiveness of the above-captioned Registration Statement.

Sincerely,

NUVEEN INTERMEDIATE DURATION MUNICIPAL TERM FUND

By:	/s/ Kevin J. McCarthy
Kevin J. McCarthy
Vice President and Secretary

[MORGAN STANLEY LOGO]	1585 Broadway New York, New York 10036

December 3, 2012

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nuveen Intermediate Duration Municipal Term Fund
Form N-2 Registration Statement No. 333-184034
Investment Company Act File No. 811-22752

Dear Commissioners:

  Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we, on behalf of the several underwriters, wish to advise you that distribution of the Registration Statement on Form N-2 filed on September 21, 2012 and the Preliminary Prospectus filed November 21, 2012, began on November 21, 2012 and is expected to conclude at approximately 5:00 p.m., Eastern Time, on December 5, 2012, with anticipated distribution results as follows: a limited number of Registration Statements have or will be sent to underwriters and approximately 60,000 copies of the Preliminary Prospectus have or will be sent to underwriters, dealers and institutions.

  In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, on behalf of the underwriters of the offering of shares of common stock of the Fund, hereby joins in the request of the Fund for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 10:00 a.m., Eastern Time, on December 5, 2012 or as soon as possible thereafter.

Very truly yours,

MORGAN STANLEY & CO. LLC

On behalf of the several Underwriters

By: MORGAN STANLEY & CO. LLC

By:	/s/ Jon Zimmerman
Jon Zimmerman
Vice President